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                        March 31, 2023

       Leiv Lei
       Chief Financial Officer
       Corvus Pharmaceuticals, Inc.
       63 Mitten Road, Suite 102
       Burlingame, CA 94010

                                                        Re: Corvus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2023
                                                            File No. 333-270921

       Dear Leiv Lei :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Phillip Stoup